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JAN 11 2008

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January 8, 2008

Our Ref: 32073984-130435

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated January 3, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1684 or by facsimile at 011-852-2845-0476. On

PROCESSED

JAN 28 2008 E

THOMSON
FINANCIAL

550661-v1\HKGDMS\HKGLCH\HKGMRH

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
PEGGY P.Y. CHEUNG
CHEUNG YUK-TONG
P.H. CHIK***
STEPHEN R. ENO*
DAVID FLEMING
ANTHONY JACOBSEN***
SUSAN KENDALL
DOROTHEA KOO
WILLIAM KUO
HARVEY LAU***
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
ANITA P.F. LEUNG
CHEUK YAN LEUNG
LI CHIANG LING
JACKIE LO***
ANDREW W. LOCKHART
LOO SHIH YANN
JASON NG
MICHAEL A. OLESNICKY
ANTHONY K.S. POON*
GARY SEIB
JACQUELINE SHEK
CHRISTOPHER SMITH***
DAVID SMITH
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREN TO
TRACY WUT
RICKY YIU
PRISCILLA YU

REGISTERED FOREIGN LAWYERS
JENNIFER JIA CHEN (NEW YORK)
SCOTT D. CLEMENS (NEW YORK)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
MARCO MARAZZI (ITALY)
JULIE JIMMERSON PENG (CALIFORNIA)
ALLEN TZO CHING SHYU (ILLINOIS)
JOSEPH T. SIMONE (CALIFORNIA)
BRIAN SPIRES (MARYLAND)
HOWARD WU (CALIFORNIA)
SIMONE W. YEW (CALIFORNIA)
WINSTON K.T. ZEE (WASHINGTON, DC)
DANIAN ZHANG (WASHINGTON, DC)

*Notary Public
**China-Appointed Attesting Officer
***Non-Resident in Hong Kong

behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Chun-Hui Lin / Mark Herz

Encl.

<u>Annex 1</u>

**A List of Documents Made Public
in connection with the Listing since last submission on January 3, 2008:**

1. Connected Transaction – Capital Increase in Huadian Finance, released January 7, 2008.
2. Connected Transaction – Capital Increase in Huadian New Energy, released January 7, 2008.

華電國際電力股份有限公司

HUADIAN POWER INTERNATIONAL CORPORATION LIMITED*

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock code: 1071)

CONNECTED TRANSACTION
CAPITAL INCREASE IN HUADIAN NEW ENERGY

On 3 January 2008, China Huadian, the Company, Huadian Energy, Guizhou Hydropower and Huadian Engineering entered into the Capital Increase Agreement pursuant to which each of China Huadian, the Company, Huadian Energy, Guizhou Hydropower and Huadian Engineering agrees to increase its capital contribution in Huadian New Energy. Upon completion of the Capital Increase Agreement, the Company will remain interested in approximately 20% of the registered capital of Huadian New Energy.

China Huadian is a controlling shareholder, holding approximately a 49.18% equity interests in the Company and therefore a connected person of the Company. In addition, Huadian Energy, Guizhou Hydropower and Huadian Engineering are subsidiaries of China Huadian and therefore connected persons of the Company. The entering into of the Capital Increase Agreement constitutes a connected transaction of the Company.

Given that the Company contributed RMB40 million into Huadian New Energy as capital at the time of its establishment (which took place within 12 months from the date of the Capital Increase Agreement (details of the first capital investment in Huadian New Energy are available on the announcement dated 5 September 2007 published by the Company)), such earlier capital contribution is aggregated with the capital contribution of the Company under the Capital Increase Agreement for the purpose of Rule 14A.25 of the Listing Rules. As the relevant "percentage ratios" represented by the aggregated capital contribution by the Company is more than 0.1% but less than 2.5%, the transaction under the Capital Increase Agreement falls within the provision under Rule 14A.32(1) of the Listing Rules, and is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules but is exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

INTRODUCTION

On 3 January 2008, China Huadian, the Company, Huadian Energy, Guizhou Hydropower and Huadian Engineering entered into the Capital Increase Agreement pursuant to which each of China Huadian, the Company, Huadian Energy, Guizhou Hydropower and Huadian Engineering agrees to increase its capital contribution in Huadian New Energy. Upon completion of the Capital Increase Agreement, the Company will remain interested in approximately 20% of the registered capital of Huadian New Energy.

HUADIAN NEW ENERGY

Huadian New Energy was established on 17 September 2007 as a limited liability company in Beijing, the PRC, and is principally engaged in development, investment and construction of New Energy projects, generation and sale of electricity and development and consultation of applied technology for New Energy. Huadian New Energy currently has a registered capital of RMB200 million. Prior to the Capital Increase, the shareholding of Huadian New Energy is as follows:

Shareholder	Equity interest in Huadian New Energy (RMB million)	Percentage equity interest in Huadian New Energy
China Huadian	102	51%
The Company	40	20%
Huadian Energy	24	12%
Guizhou Hydropower	24	12%
Huadian Engineering	10	5%
	200	100%

Since Huadian New Energy was established on 17 September 2007, it did not have a recorded profit or loss as at the date of this announcement.

Huadian New Energy has not commenced operation yet. The net asset value of Huadian New Energy as at the date of its establishment was RMB200 million.

THE CAPITAL INCREASE AGREEMENT

1. Date

3 January 2008

2. Parties

(i) China Huadian
(ii) the Company
(iii) Huadian Energy
(iv) Guizhou Hydropower
(v) Huadian Engineering

3. Capital contribution and payment terms

Pursuant to the Capital Increase Agreement, the registered capital of Huadian New Energy will be increased by approximately RMB298.03 million from RMB200 million to approximately RMB498.03 million, and the shareholders of Huadian New Energy will make capital contribution as follows:

Shareholder	Form of capital contribution	Approximate amount of capital contribution pursuant to the Capital Increase Agreement (RMB million)	Approximate total equity interest in Huadian New Energy after the completion of the Capital Increase Agreement (RMB million)	Percentage equity interest in Huadian New Energy after the completion of the Capital Increase Agreement
China Huadian	Assets (Note 1)	152.00	254.00	51%
The Company	Cash	59.61	99.61	20%
Huadian Energy	Cash	35.76	59.76	12%
Guizhou Hydropower	Cash	35.76	59.76	12%
Huadian Engineering	Cash	14.90	24.90	5%
	Total	298.03	498.03	100%

Note 1: China Huadian will contribute 100% equity interest in Inner Mongolia Huadian Huitengxile Wind Power Company Limited, 100% equity interest in Xinjiang Huadian Xiaocaohu Wind Power Company Limited and 50% equity interest in Shanghai Huagang Wind Power Company Limited into Huadian New Energy. Inner Mongolia Huadian Huitengxile Wind Power Company Limited, Xinjiang Huadian Xiaocaohu Wind Power Company Limited and Shanghai Huagang Wind Power Company Limited are principally engaged in the business of wind power generation.

From 5 November 2007 to 20 November 2007, Daxin Certified Public Accountants conducted an audit for Inner Mongolia Huadian Huitengxile Wind Power Company Limited, Xinjiang Huadian Xiaocaohu Wind Power Company Limited and Shanghai Huagang Wind Power Company Limited respectively in repect of their balance, operating results and cash flow as at 30 September 2007. Hubei Minxin Assets Appraisal Company Limited conducted a valuation on the assets of the three aforementioned companies as at 30 September 2007. The valuation adopts a cost approach and the base date of the valuation is 30 September 2007.

As at 30 September 2007, the book value of net assets of Inner Mongolia Huadian Huitengxile Wind Power Company Limited was RMB115 million and the appraised value was RMB121.9686 million, representing an increase of RMB6.9686 million or 6.06%. The book value of net assets of Xinjiang Huadian Xiaocaohu Wind Power Company Limited was RMB20 million, with an appraised value of RMB20.5676 million, representing an increase of RMB0.5676million or 2.84%, while that of Shanghai Huagang Wind Power Company Limited was RMB18.50 million, with an appraised value of RMB18.9137 million which represented an increase of RMB0.4137 million or 2.24%. Based on the appraised value of the three aforementioned companies, China Huadian contributed approximately RMB15.2 million in the Capital Increase. In additiion, as at 30 September 2007, the three aforementioned companies had not yet commenced their business operations. Thus, they recorded no tumover nor net profit.

The total investment amount of Huadian New Energy will be increased from RMB200 million to RMB498 million upon completion of the Capital Increase.

Huadian New Energy is an associate company of the Company and the results of which are equity accounted for by the Company before and after the Capital Increase. Upon completion of the Capital Increase, the equity interests held by the Company in Huadian New Energy will remain 20%.

Pursuant to the Capital Increase Agreement, China Huadian will inject approximately RMB152 million in the form of assets into Huadian New Energy on the date on which the asset valuation has been completed, while each of the Company, Huadian Energy, Guizhou Hydropower and Huadian Engineering will make cash contribution by way of remitting the agreed amounts into the bank account of Huadian New Energy within one month from the date of the Capital Increase Agreement. The amounts of contribution made by each Party under the Capital Increase Agreement are determined after arms' length negotiation.

REASONS FOR THE CAPITAL INCREASE AND BENEFITS EXPECTED TO CCRUE TO THE COMPANY

At the time of establishment, Huadian New Energy contemplated that it will achieve wind power generation capacity of more than 1,500 MW by 2010, representing approximately 10% of the total amount of renewable energy in the country. In order to achieve these goals, Huadian New Energy is required to expand its investments and strengthen its project development capability. The Parties also intended to increase the total capital contribution in Huadian New Energy up to RMB1,500 million gradually within two to three years.

As a company with developing New Energy projects as its major task, Huadian New Energy has to accelerate its growth and enlarge its development on New Energy projects in order to meet the relevant requirements of the State, especially the requirements stipulated in the "Mid- to Long-term Development Plan for Renewable Energy" recently issued by the State Development and Reform Commission. As such, Huadian New Energy requires additional capital for its further developments.

The Directors, including the independent non-executive Directors, believe that the transaction under the Capital Increase Agreement is on normal commercial terms, which is fair and reasonable and in the interests of the Company's shareholders as a whole.

CONNECTED TRANSACTION

China Huadian is a controlling shareholder, holding approximately a 49.18% equity interest in the Company and therefore a connected person of the Company. In addition, Huadian Energy, Guizhou Hydropower and Huadian Engineering are subsidiaries of China Huadian and therefore connected persons of the Company. The entering into of the Capital Increase Agreement constitutes a connected transaction of the Company.

Given that the Company contributed RMB40 million into Huadian New Energy as capital at the time of its establishment (which took place within 12 months from the date of the Capital Increase Agreement (details of the first capital investment in Huadian New Energy are available on the announcement dated 5 September 2007 published by the Company)), such earlier capital contribution is aggregated with the capital contribution of the Company under the Capital Increase Agreement for the purpose of Rule 14A.25 of the Listing Rules. As the relevant "percentage ratios" represented by the aggregated capital contribution by the Company is more than 0.1% but less than 2.5%, the transaction under the Capital Increase Agreement falls within the provision under Rule 14A.32(1) of the Listing Rules, and is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

THE PARTIES

The Company is principally engaged in the construction and operation of power plants and other businesses related to power generation.

China Huadian is a wholly State-owned enterprise principally engaged in the business of development, investment, construction, operation and management of electric power sources, coal and electricity related business, as well as the coordinating of electric (thermal) power production and sale.

Huadian Energy is a Sino-foreign investment joint stock company limited by shares principally engaged in the business of construction, operation and maintenance of power plants, generation and sale of electricity and heat, technical services and consultation in relation to electricity, and production and sale of electricity equipment.

Guizhou Hydropower is a limited liability company principally engaged in the business of development and construction of Hydropower in the Wujiang region, power generation, construction and installation projects and equipment supply.

Huadian Engineering is a limited liability company principally engaged in the business of contracting electricity and power projects, design, construction and installation of related project systems, and provision of associated consultancy and supervision services.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Capital Increase"	means the capital increase made pursuant to the Capital Increase Agreement
"Capital Increase Agreement"	means the capital increase agreement dated 3 January 2008 among the Company, China Huadian, Huadian Energy, Guizhou Hydropower and Huadian Engineering
"China Huadian"	means 中國華電集團公司 China Huadian Corporation*, a wholly State-owned enterprise and the controlling shareholder of the Company

"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange, respectively
"Directors"	means the directors of the Company
"Guizhou Hydropower"	means 貴州烏江水電開發有限責任公司 Guizhou Wujiang Hydropower Development Company Limited*, a limited liability company established in the PRC
"Huadian Energy"	means 華電能源股份有限公司 Huadian Energy Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC and listed on the Shanghai Stock Exchange
"Huadian Engineering"	means 中國華電工程（集團）有限公司 China Huadian Engineering (Group) Company Limited*, a limited liability company established in the PRC
"Huadian New Energy"	means 中國華電集團新能源發展有限公司 China Huadian Group New Energy Development Company Limited*, a limited liability company established in the PRC
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"New Energy"	means recycle energy including wind energy, biomass energy, solar energy, geothermal energy, tidal energy, small scale hydropower and garbage power etc.
"Parties"	means parties to the Agreement, namely, the Company, China Huadian, Huadian Energy, Guizhou Hydropower and Huadian Engineering
"PRC"	means The People's Republic of China
"RMB"	means Renminbi, the lawful currency of the PRC

By order of the board of Directors
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED*
Zhou Lianqing
Secretary to the board of Directors

The board of Directors comprises, as at the date of this announcement, Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
7 January 2008

* *For identification only*

華電國際電力股份有限公司

HUADIAN POWER INTERNATIONAL CORPORATION LIMITED*

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock code: 1071)

CONNECTED TRANSACTION
CAPITAL INCREASE IN HUADIAN FINANCE

On 3 January 2008, the Company and Huadian Finance entered into the Capital Increase Agreement as part of the Capital Increase. Upon completion of the Capital Increase Agreement, the Company will be interested in approximately 20.46% of the enlarged registered capital of the Huadian Finance.

China Huadian is a controlling shareholder of the Company, holding approximately a 49.18% equity interest in the Company. Prior to the Capital Increase, China Huadian held a 46.88% equity interest in Huadian Finance. As such, Huadian Finance is a connected person of the Company for the purposes of the Listing Rules. The entering into of the Capital Increase Agreement constitutes a connected transaction of the Company.

As the relevant "percentage ratios" represented by the capital contribution by the Company under the Capital Increase Agreement is more than 0.1% but less than 2.5%, the transaction under the Capital Increase Agreement falls within the provision under Rule 14A.32(1) of the Listing Rules, and is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules but is exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

INTRODUCTION

On 3 January 2008, the Company and Huadian Finance entered into the Capital Increase Agreement as part of the Capital Increase. Upon completion of the Capital Increase Agreement, the Company will be interested in approximately 20.46% of the enlarged registered capital of the Huadian Finance.

HUADIAN FINANCE

Huadian Finance was established on 12 February 2004 as a limited liability company in Beijing, the PRC, and licensed by China Banking Regulatory Commission and is principally engaged in deposit taking from member companies, issue of corporate debentures, inter-bank lending, provision of loan and finance lease, bills acceptance and discounting, designated loan and designated investment to member companies, arrangement of buyer credit for member companies products, underwriting of corporate debentures of member companies, provision of financial advisory, credit verification and other advisory agency service and guarantee to member companies, and other businesses approved by China Banking Regulatory Commission. Huadian Finance currently has a registered capital of RMB800 million. Prior to the Capital Increase, the shareholding of Huadian Finance is as follows:

Shareholder	Approximate equity interest in Huadian Finance (RMB million)	Approximate percentage equity interest in Huadian Finance
China Huadian	375	46.88%
The Company	120	15.00%
Other shareholders (Note 1)	305	38.12%
Total	800	100.00%

Note 1: Ten subsidiaries of China Huadian other than the Company.

The audited book value of the net assets of Huadian Finance as of 31 December 2006 under PRC Accounting Standards and Regulations is RMB970.20 million. Under PRC Accounting Standards and Regulations, Huadian Finance has recorded audited net profit before and after taxation in the sums of approximately RMB78.84 million and RMB45.33 million, respectively, for the year ended 31 December, 2005 and in the sums of RMB148.59 million and RMB97.06 million, for the year ended 31 December 2006.

CAPITAL INCREASE OF HUADIAN FINANCE

Under the Capital Increase, the registered capital of Huadian Finance will be increased by RMB590 million from RMB800 million to RMB1,390 million. The total investment amount of Huadian Finance will be increased by RMB590 million from RMB800 million to RMB1,390 million.

The Capital Increase comprises two parts:

1. After distributing cash dividend for 2007 in the sum of RMB60 million to its shareholders, Huadian Finance will convert all the capital reserve as at 31 December 2006 in the sum of RMB87.19 million and the undistributed profits for 2007 in the sum of RMB212.81 million into new registered capital. As a result, the registered capital of Huadian Finance will be increased from RMB800 to RMB1,100 million. The equity interests of the existing shareholders of Huadian Finance will increase in proportion to their existing shareholding in Huadian Finance.

2. The following parties will subscribe new registered capital in Huadian Finance in cash:

Party	Amount of equity interest in Huadian Finance to be subscribed (RMB million)	Approximate subscription amount to be paid (RMB million)
China Huadian Group Capital Holding Company Limited (Note 2)	139.00	173.75
The Company	119.35	149.19
Hangzhou Banshan Company(Note 3)	31.65	39.56
Total	290	362.50

Note 2: A new investor in Huadian Finance and a subsidiary of China Huadian
Note 3: One of the existing shareholders of Huadian Finance and a subsidiary of China Huadian

Following the completion of the above subscription, the registered capital of Huadian Finance will further increase to RMB1,390 million.

Following the completion of the Capital Increase, the shareholding of Huadian Finance will be as follows:

Shareholder	Approximate equity interest in Huadian Finance (RMB million)	Approximate percentage equity interest in Huadian Finance
China Huadian	515.63	37.10%
The Company	284.35	20.46%
China Huadian Group Capital Holding Company Limited	139.00	10.00%
Other shareholders (Note 1)	451.02	32.44%
Total	1,390.00	100.00%

Huadian Finance is an associate company of the Company and the results of which are equity accounted for by the Company before and after the Capital Increase. Upon completion of the Capital Increase, the equity interests held by the Company in Huadian Finance will be increased from 15% to 20.46%.

THE CAPITAL INCREASE AGREEMENT

1. Date

3 January 2008

2. Parties

(i) the Company
(ii) Huadian Finance

3. Capital contribution and payment terms

Pursuant to the Capital Increase Agreement, the Company has agreed to contribute a sum of RMB149.19 million to the registered capital of Huadian Finance by way of cash within 10 days from the date of the Agreement (or such other date as agreed by the Company and Huadian Finance), of which RMB119.35 million is the new registered capital, representing 8.59% of enlarged registered capital of Huadian Finance following completion of the Capital Increase and the difference of RMB29.84 million will be allocated to the capital reserve of Huadian Finance in accordance with the PRC Accounting Standards and Regulations. The consideration has been determined after arms' length negotiation and with reference to the enlarged registered capital and the necessary allocation to the capital reserve. Such contribution will be funded by internal resources of the Company.

The Capital Increase Agreement does not provide for any other capital commitment or loan arrangement required of the Company, and the Company is not expected to provide any guarantee or indemnity in connection with the Capital Increase.

REASONS FOR THE CAPITAL INCREASE AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The Company is principally engaged in the construction and operation of power plants and other businesses related to power generation. The Company's investment in Huadian Finance entitled the Company to share the profit of Huadian Finance. China Huadian is a wholly State-owned enterprise principally engaged in the business of development, investment, construction, operation and management of electric power sources, coal and electricity related business, as well as the coordinating of electric (thermal) power production and sale. China Huadian's fast development provides Huadian Finance with abundant internal financial resources and creates a favourable environment for Huadian Finance, thereby improving its profitability rapidly. The Capital Increase will further increase the assets of Huadian Finance, lower its financing costs and therefore raise its competitiveness.

The Directors, including the independent non-executive Directors, believe that the transaction under the Capital Increase Agreement is on normal commercial terms, which is fair and reasonable and in the interests of the Company's shareholders as a whole.

CONNECTED TRANSACTION

China Huadian is a controlling shareholder of the Company, holding approximately a 49.18% equity interest in the Company. Prior to the Capital Increase, China Huadian held a 46.88% equity interest in Huadian Finance. As such, Huadian Finance is a connected person of the Company for the purposes of the Listing Rules. The entering into of the Capital Increase Agreement constitutes a connected transaction of the Company.

As the relevant "percentage ratios" represented by the aggregated capital contribution by the Company under the Capital Increase Agreement is more than 0.1% but less than 2.5%, the transaction under the Capital Increase Agreement falls within the provision under Rule 14A.32(1) of the Listing Rules, and is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules but is exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Capital Increase"	means the proposed capital increase in the registered capital of Huadian Finance from RMB800 million to RMB1,390 million
"Capital Increase Agreement"	means the capital increase agreement dated 3 January 2008 between the Company and Huadian Finance
"China Huadian"	means 中國華電集團公司 China Huadian Corporation*, a wholly State-owned enterprise and the controlling shareholder of the Company
"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange, respectively
"Directors"	means the directors of the Company
"Hangzhou Banshan Company"	means 杭州華電半山發電有限公司 Hangzhou Huadian Banshan Power Generation Company Limited*,
"Huadian Finance"	means 中國華電集團財務有限公司 China Huadian Corporation Finance Company Limited*, a limited liability company established in the PRC
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"PRC"	means The People's Republic of China
"RMB"	means Renminbi, the lawful currency of the PRC

By order of the board of Directors
HUADIAN POWER INTERNATIONAL ORPORATION LIMITED*
Zhou Lianqing
Secretary to the board of Directors

The board of Directors comprises, as at the date of this announcement, Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
7 January 2008

* *For identification only*

END